                 [LETTERHEAD OF BENEFICIAL MUTUAL BANCORP, INC.]




                                 August 13, 2009

VIA EDGAR
---------

Ms. Alicia Lam
Division of Corporate Finance
U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC
20549-4561

         RE:      BENEFICIAL MUTUAL BANCORP, INC.
                  FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 FILED MARCH 27, 2009
                  FILE NO. 001-33476

Dear Ms. Lam:

         On behalf of Beneficial Mutual Bancorp, Inc. (the "Company"), enclosed please find the Company's responses to the comment letter, dated July 30, 2009, of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K") filed by the Company with the Commission on March 27, 2009. To aid in your review, we have repeated the Staff's comments followed by the Company's responses.

EXHIBITS 31.1 AND 31.2
----------------------

1. WE NOTE THAT YOU HAVE REPLACED THE WORD "REPORT" WITH "ANNUAL REPORT" IN PARAGRAPHS 2, 3 AND 4 OF THE CERTIFICATION. IN FUTURE FILINGS, THE CERTIFICATION SHOULD BE REVISED TO CONFORM WITH ITEM 601(B)(31) OF REGULATION S-K.

Response to Comment No. 1:

         The Company acknowledges the Staff's comment and will revise paragraphs 2, 3 and 4 of the certification in future filings to conform with Item 601(b)(31) of Regulation S-K.

ITEM 11.  EXECUTIVE COMPENSATION, PAGE 27
-----------------------------------------
COMPENSATION DISCUSSION AND ANALYSIS, PAGE 17 OF DEFINITIVE PROXY STATEMENT ON
------------------------------------------------------------------------------
SCHEDULE 14A
------------

Ms. Alicia Lam
U.S. Securities and Exchange Commission
August 13, 2009
Page 2


2. PLEASE TELL US WHY YOU HAVE NOT INCLUDED AS EXHIBITS TO YOUR FORM 10-K YOUR MANAGEMENT INCENTIVE PLAN AND 2008 EQUITY INCENTIVE PLAN. SEE ITEM 601(B)(10)(III)(A) OF REGULATION S-K.

Response to Comment No. 2:

         The Management Incentive Plan and 2008 Equity Incentive Plan were inadvertently omitted as exhibits to the Company's Form 10-K. The Company has included the Management Incentive Plan and 2008 Equity Incentive Plan as exhibits to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Commission on August 10, 2009.

3. WE NOTE THAT YOU HAVE NOT DISCLOSED THE PERFORMANCE TARGETS UTILIZED IN DETERMINING CASH INCENTIVE COMPENSATION OR THE VESTING OF CERTAIN EQUITY AWARDS FOR YOUR NAMED EXECUTIVE OFFICERS FOR AWARDS MADE IN THE 2008 FISCAL YEAR. FOR EXAMPLE, YOU HAVE NOT DISCLOSED THE SPECIFIC
         TARGETS FOR EARNINGS PER SHARE, EFFICIENCY RATIO, AND INDIVIDUAL PERFORMANCE THAT WERE USED AS BASES FOR AWARDING CASH BONUSES OR THE SPECIFIED PERFORMANCE REQUIREMENTS TIED TO THE VESTING OF RESTRICTED SHARES GRANTED TO YOUR NAMED EXECUTIVE OFFICERS IN 2008. PLEASE PROVIDE US WITH PROPOSED REVISED DISCLOSURE WHICH INCLUDES THE PERFORMANCE TARGETS AND CONFIRM THAT YOU WILL DISCLOSE ANY SIMILAR PERFORMANCE TARGETS IN FUTURE FILINGS. TO THE EXTENT YOU BELIEVE THAT DISCLOSURE OF THE PERFORMANCE TARGETS IS NOT REQUIRED BECAUSE IT WOULD RESULT IN COMPETITIVE HARM SUCH THAT THE TARGETS COULD BE EXCLUDED UNDER
         INSTRUCTION 4 TO ITEM 402(B) OF REGULATION S-K, PLEASE PROVIDE A DETAILED SUPPLEMENTAL ANALYSIS SUPPORTING YOUR CONCLUSION. IN PARTICULAR, YOUR COMPETITIVE HARM ANALYSIS SHOULD CLEARLY EXPLAIN THE NEXUS BETWEEN DISCLOSURE OF THE PERFORMANCE OBJECTIVES AND THE COMPETITIVE HARM THAT IS LIKELY TO RESULT FROM DISCLOSURE. REFER TO
         ITEM 402(B)(2)(V) OF REGULATION S-K AND REGULATION S-K COMPLIANCE AND DISCLOSURE INTERPRETATION 118.04.

Response to Comment No. 3:

         The Company respectfully requests that it be permitted to revise future filings to provide additional disclosure regarding incentive awards under the Company's Management Incentive Plan and 2008 Equity Incentive Plan. The following sets forth the additional disclosure the Company would have provided with respect to the Management Incentive Plan and 2008 Equity Incentive Plan for the year ended December 31, 2008. The Company will provide similar disclosure in future filings.

Ms. Alicia Lam
U.S. Securities and Exchange Commission
August 13, 2009
Page 3

         Management Incentive Plan

         Under the Company's Management Incentive Plan, each plan participant has a target incentive opportunity based on competitive market practice for his or her role within the Company. The target incentive reflects a percentage of base salary and is determined on a basis that is consistent with competitive market practices. Actual awards vary based on performance and range from 0% of target (not achieving minimal performance) to 150% of target for exceptional performance.

         For 2008, the Management Incentive Plan targets were as follows:

-----------------------------------------------------------------------------------------------------------
                                             2008 Incentive Targets *
-----------------------------------------------------------------------------------------------------------
                                                         Threshold
                                                          (90% of           Target             Stretch
Role                              Below Threshold          Target)          (100%)         (115% of Target)
-----------------------------------------------------------------------------------------------------------
President & Chief Executive             0%                   20%             40%                60%
Officer
-----------------------------------------------------------------------------------------------------------
Executive Vice President                0%                   13%             25%                38%
-----------------------------------------------------------------------------------------------------------
Senior Vice President                   0%                   13%             25%                38%
-----------------------------------------------------------------------------------------------------------
Vice President                          0%                   10%             20%                30%
-----------------------------------------------------------------------------------------------------------

-----------------------------------
* As a percent of base salary.

         During the year ended December 31, 2008, there were two categories of performance measured under the Management Incentive Plan: Company performance and individual participant performance. Each participant had two Company goals and two to three additional individual goals as follows:

    o   Bank Goals: For 2008, the Bank goals were focused on earnings per share.
        ----------
        and efficiency ratio, which are core measures of profitability and efficiency of resources.

    o   Individual Performance: Each participant also had two to three
        ----------------------
        individual performance goals that reflect required contributions specific to their functional area (e.g., strategic growth, lending growth, deposit growth).

         The Company did not disclose the specific performance targets utilized in determining cash incentive compensation because the Company feels that such disclosure would result in competitive harm to the Company. The Company's earnings per share and efficiency ratio projections are not discernible from the Company's published financial information and are therefore proprietary Company business projections that are not otherwise publicly available. In addition, the

Ms. Alicia Lam
U.S. Securities and Exchange Commission
August 13, 2009
Page 4

individual performance goals relate directly to the Company's confidential strategic growth strategies. The Company is subject to substantial competition from other financial services companies, including savings banks, commercial banks, savings associations, credit unions and non-depository companies, such as finance, insurance and investment banking companies. Disclosure of the confidential performance targets would provide competitors with an unfair advantage with respect to knowledge related to the Company's internal operations and financial projections. Public disclosure of this confidential financial information would also provide competitors with inappropriate access to the proposed business strategies and expected performance of the Company.

         For 2008, awards made under the Management Incentive Plan were weighted as follows:

-----------------------------------  ----------------------------------------   ----------------------
                                                Company Performance             Individual Goals
-----------------------------------  ----------------------------------------   ----------------------
                                       Earnings Per
Role                                      Share          Efficiency Ratio      (vary by executive)
-----------------------------------  ----------------------------------------   ----------------------
President & Chief Executive Officer         50%                 30%                    20%
-----------------------------------  ----------------------------------------   ----------------------
Executive Vice President & Chief
Financial Officer                           50%                 30%                    20%
-----------------------------------  ----------------------------------------   ----------------------
Executive Vice President                    30%                 20%                    50%
-----------------------------------  ----------------------------------------   ----------------------
Senior Vice President                       30%                 20%                    50%
-----------------------------------  ----------------------------------------   ----------------------
Vice President                              20%                 10%                    70%
-----------------------------------  ----------------------------------------   ----------------------

          Equity Incentive Plan

         During the year ended December 31, 2008, the Company granted shares of performance based restricted stock to its named executive officers. The named executive officers will not begin to vest in the shares granted, unless the performance requirements described below are achieved by the Company. If during the performance measurement period commencing with the twelve months ended December 31, 2010 and ending with the twelve months ended December 31, 2014, the Company achieves a return on average assets ("ROAA") of not less than 1% during any of these twelve month periods the award recipient will begin to vest in his or her restricted stock award at a rate of 20% per year over the remaining performance measurement period. In the event that the Company had an ROAA of less than 1% during a twelve month period within the measurement period, the vesting of the restricted shares for such period would occur during the next twelve month period during which ROAA was not less than 1% in order to maintain the vesting schedule established under the plan. Accordingly, if the Company had

Ms. Alicia Lam
U.S. Securities and Exchange Commission
August 13, 2009
Page 5

an ROAA of less than 1% in 2010 but more than 1% in 2011, the award recipient would vest in 40% of his or her performance award in 2012 and 20% each year thereafter until the entire award is distributed. In the event the Company does not achieve an ROAA of not less than 1% by the close of the 2014 fiscal year, the performance requirement for vesting purposes will be that the Company is ranked in the top quartile of the SNL index of thrifts nationwide with assets between $1 billion and $10 billion based upon ROAA ("SNL Index") for the 2013 fiscal year. In the event the Company is not in the top quartile of the SNL index based upon the Company's fiscal 2014 financial performance, all shares of Company common stock subject to the grants will be forfeited.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 28
-------------------------------------------------------
TRANSACTIONS WITH RELATED PERSONS, PAGE 38 OF DEFINITIVE PROXY STATEMENT ON
---------------------------------------------------------------------------
SCHEDULE 14A
------------

4. WE NOTE YOUR DISCLOSURE ON PAGE 38 THAT FEDERAL REGULATIONS REQUIRE THAT ALL LOANS OR EXTENSIONS OF CREDIT TO EXECUTIVE OFFICERS AND DIRECTORS OF INSURED FINANCIAL INSTITUTIONS MUST BE MADE ON SUBSTANTIALLY THE SAME TERMS, INCLUDING INTEREST RATES AND COLLATERAL, AS THOSE PREVAILING AT THE TIME FOR COMPARABLE TRANSACTIONS WITH OTHER PERSONS AND MUST NOT INVOLVE MORE THAN THE NORMAL RISK OF REPAYMENT OR PRESENT OTHER UNFAVORABLE FEATURES. WE ALSO NOTE THAT THE COMPANY HAS NOT INCLUDED AFFIRMATIVE DISCLOSURE THAT ITS RELATED PARTY LOANS SATISFY THESE REQUIREMENTS. PLEASE CONFIRM, AND REVISE IN FUTURE FILINGS TO DISCLOSE, IF ACCURATE, THAT ALL LOANS MADE BY THE REGISTRANT TO SUCH RELATED PERSONS WERE MADE ON SUBSTANTIALLY THE SAME TERMS, INCLUDING INTEREST RATES AND COLLATERAL, AS THOSE PREVAILING AT THE TIME FOR COMPARABLE LOANS WITH PERSONS NOT RELATED TO THE LENDER. REFER TO INSTRUCTION 4(C) TO ITEM 404(A) OF REGULATION S-K.

Response to Comment No. 4:

         The Company hereby confirms, and will revise future filings to disclose, that all loans made by the Company to related persons have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company.

                                      * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as

Ms. Alicia Lam
U.S. Securities and Exchange Commission
August 13, 2009
Page 6

a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or further comments regarding this correspondence, please call Lori M. Beresford, the Company's legal counsel at Kilpatrick Stockton LLP, at 202.508.5800.

                                    Sincerely,

                                    BENEFICIAL MUTUAL BANCORP, INC.


                                    /s/ Joseph F. Conners

                                    Joseph F. Conners
                                    Executive Vice President and Chief Financial
                                    Officer


cc:      Justin Dobbie, U.S. Securities and Exchange Commission
         Gerard P. Cuddy, Beneficial Mutual Bancorp, Inc.
         William J. Kline, Jr., Beneficial Mutual Bancorp, Inc.
         Sue Hatcher, Beneficial Mutual Bancorp, Inc.
         Gary R. Bronstein, Esq.
         Lori M. Beresford, Esq.
         Eric S. Kracov, Esq.
         Stephen F. Donahoe, Esq.